EXHIBIT (a)(10)

        OERLIKON-BUHRLE EXTENDS TENDER OFFER FOR PLASMA-THERM, INC.
                           UNTIL JANUARY 27, 2000


     Zurich, Switzerland and St. Petersburg, Fla., Jan. 25--Oerlikon-Buhrle Holding AG today announced, in connection with its tender offer for all the outstanding shares of common stock of Plasma-Therm, Inc., that it will extend the expiration date for its tender offer. The tender offer is extended until 12:00 midnight, New York City time, on January 27, 2000, unless extended further. The tender offer had been scheduled to expire at 12:00 midnight, New York City time, on January 25, 2000.

     Oerlikon-Buhrle is extending the offer because it is still awaiting clearance under the Exon-Florio Amendment to the Omnibus Trade and Competitiveness Act of 1998. Clearance is expected prior to the new expiration date.

     As previously announced, the tender offer by Oerlikon-Buhrle Holding AG for all outstanding common stock of Plasma-Therm, Inc. is at a price of $12.50 per share in cash, for a total value of approximately $150 million.

     Oerlikon-Buhrle said that it has been informed by the depositary that, as of 5:00 p.m., New York City time, on January 25, 2000, approximately 10,370,716 shares of Plasma-Therm common stock had been tendered, including 330,802 shares tendered pursuant to the Notice of Guaranteed Delivery, representing approximately 92.17% of the outstanding Plasma-Therm common stock.

     Requests for assistance or documents should be directed to D.F.King & Co., Inc. (the Information Agent) at (800) 858-3409 (toll free).

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